**GORDON, HASKETT CAPITAL CORPORATION**

**FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION**

**MARCH 31, 2022**

**(FILED PURSUANT TO RULE 17a-5(e) (3) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)**


**CONFIDENTIAL TREATMENT REQUESTED**

# GORDON, HASKETT CAPITAL CORPORATION
TABLE OF CONTENTS
MARCH 31, 2022

RAICH ENDE MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

100 Campus Drive, Suite 106
Florham Park, NJ 07932
973.267.4200
973.984.9634 (fax)
cpa@rem-co.com

Offices in New York City, Long Island, New Jersey & Cayman Islands

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Gordon, Haskett Capital Corporation
New York, New York

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gordon, Haskett Capital Corporation as of March 31, 2022, the related statements of operations, changes in subordinated borrowings, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gordon, Haskett Capital Corporation as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Gordon, Haskett Capital Corporation's management. Our responsibility is to express an opinion on Gordon, Haskett Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gordon, Haskett Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditors' Report on Supplemental Information

The supplemental information on pages 14 and 15 has been subjected to audit procedures performed in conjunction with the audit of Gordon, Haskett Capital Corporation's financial statements. The supplemental information is the responsibility of Gordon, Haskett Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 14 and 15 is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Raich Ende Malter & Co. LLP*

**RAICH ENDE MALTER & CO. LLP**

We have served as Gordon, Haskett Capital Corporation's auditor since 2012.
Florham Park, New Jersey
June 9, 2022

**Prime**Global | *An Association of Independent Accounting Firms*

1

**GORDON, HASKETT CAPITAL CORPORATION**
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2022
(CONFIDENTIAL)

**ASSETS**

| | |
|---|---:|
| Cash and cash equivalents | $ 1,312,343 |
| Clearing deposit | 200,000 |
| Commissions receivable | 123,190 |
| Market letter fees receivable | 217,529 |
| Furniture and equipment (net of accumulated depreciation of $253,681) | - |
| Total assets | $ 1,853,062 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | |
|---|---:|
| Liabilities | |
| Accounts payable and accrued expenses | $ 45,000 |
| Deferred revenues | 86,550 |
| Due to related party | 655,795 |
| Total liabilities | 787,345 |
| Subordinated borrowings | 1,000,000 |
| Stockholders' equity | |
| Common stock, par value $.01 per share | |
| Authorized: 1,000 shares | |
| Issued and outstanding: 96 shares | 1 |
| Additional paid-in capital | 5,543,050 |
| Accumulated deficit | (5,477,334) |
| Total stockholders' equity | 65,717 |
| Total liabilities and stockholders' equity | $ 1,853,062 |

See notes to financial statements.


**GORDON, HASKETT CAPITAL CORPORATION**
STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2022
(CONFIDENTIAL)


| | |
|---|---:|
| Revenues | |
| Commissions | $ 2,506,381 |
| Market letter fees | 4,294,273 |
| Interest and dividends | 125 |
| Total revenues | 6,800,779 |
| | |
| Expenses | |
| Employee compensation and benefits | 1,428,040 |
| Technology and communications | 597,995 |
| Floor brokerage | 30,960 |
| Rent and utilities | 52,615 |
| Professional and consulting fees | 188,187 |
| Research fee | 1,861,660 |
| Market commentary | 4,168,273 |
| Other | 218,336 |
| Total expenses | 8,546,066 |
| | |
| Less: | |
| Administrative charges to affiliates | (1,318,000) |
| | |
| Net expenses | 7,228,066 |
| | |
| Net loss | $ (427,287) |

See notes to financial statements.

**GORDON, HASKETT CAPITAL CORPORATION**
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED MARCH 31, 2022
(CONFIDENTIAL)

| | |
|---|---|
| Balance, beginning of year | $  500,000 |
| Increase: | |
|    Issuance of subordinated loan | 500,000 |
| Balance, end of year | $1,000,000 |

See notes to financial statements.

# GORDON, HASKETT CAPITAL CORPORATION
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## YEAR ENDED MARCH 31, 2022
## (CONFIDENTIAL)

|  | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance, beginning of year | $ 1 | $ 5,543,050 | $ (5,050,047) | $ 493,004 |
| Net loss | - | - | (427,287) | (427,287) |
| Balance, end of year | $ 1 | $ 5,543,050 | $ (5,477,334) | $ 65,717 |

See notes to financial statements.

**GORDON, HASKETT CAPITAL CORPORATION**
STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2022
(CONFIDENTIAL)

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net loss | $ (427,287) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| (Increase) decrease in operating assets: | |
| Commissions receivable | (9,896) |
| Market letter fees receivable | (24,915) |
| Increase (decrease) in operating liabilities: | |
| Accounts payable and accrued expenses | 10,000 |
| Deferred revenues | 22,467 |
| Due to related party | 325,865 |
| Total adjustments | 323,521 |
| Net cash used in operating activities | (103,766) |
| Cash provided by financing activities: | |
| Proceeds from subordinated debt | 500,000 |
| Net cash provided by financing activities | 500,000 |
| Net increase in cash and cash equivalents | 396,234 |
| Cash and cash equivalents, beginning of year | 916,109 |
| Cash and cash equivalents, end of year | $ 1,312,343 |
| Supplemental disclosure of cash flow information: | |
| Cash paid during the year for: | |
| Income taxes | $ 9,071 |
| Interest expense | $ 8,750 |

See notes to financial statements.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

### Nature of Business

Gordon, Haskett Capital Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company, like other securities industry entities, is affected by economic and political conditions.

The Company operates under the exemptive provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, and clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

### Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

### Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In addition, the Company discloses additional information, including nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

*Commissions* – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the purchase is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commission receivable of $123,190 and $113,294 are included on the statement of financial condition at March 31, 2022 and 2021, respectively.

*Market letter fees* – The Company provides research services by way of issuing consumer sector market letters to its customers which are billed in advance mostly on a quarterly basis and some semi-annually or annually. Market letter fee revenues are recognized over time as performance obligations are satisfied. Deferred revenues totaling $86,550 and $64,083 reported in the accompanying statement of financial condition at March 31, 2022 and March 31, 2021 respectively represent unearned revenues for advanced billings or payments received from customers. Market letter fees receivable of $217,529 and $192,614 are included on the statement of financial condition at March 31, 2022 and March 31, 2021 respectively.

**Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)**

### Revenue Recognition (Continued)

*Interest and Dividend Income* – consists of interest and dividends earned from money market funds. Interest income is recognized on the accrual basis. Dividends, there were none during the year ended March 31, 2022, are recorded on the ex-dividend date.

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include short-term money market funds and highly-liquid debt instruments purchased with an original maturity of three months or less when purchased.

### Credit Losses

The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer).

The Company's revenues including but not limited to, receivables related to commissions and market letter fees are impacted by the guidance.

### Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

The fair value methodology prioritizes techniques used to measure fair value into three broad levels:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Valuations are based on inputs that are unobservable and significant to overall fair value measurement.

GORDON, HASKETT CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2022
(CONFIDENTIAL)

## Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

### Income Taxes

The Company has elected, by unanimous consent of its stockholders, to be taxed under the provisions of subchapter "S" of the Internal Revenue Code and reports its taxable income on a cash basis for each calendar year.  Under those provisions, the Company does not provide for federal and state corporate income taxes on its taxable income.  Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.  However, the Company is subject to New York City corporate taxes.  Deferred tax assets of approximately $521,000, computed on the Company's NYC net operating loss of approximately $5.9 million, are fully offset by a contra valuation allowance in the same amount. The valuation allowance increased by approximately $42,000 for the year ended March 31, 2022.

The Company recognizes the tax benefits of uncertain tax positions only where the positions are  "more likely than not" to be sustained assuming examination by tax authorities and determined  to be attributed to the Company.  The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of tax laws and regulations of the jurisdiction.  The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty.  Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings.  Therefore, the actual liability of the various jurisdictions may be materially different from management's estimate which is zero as of March 31, 2022.

Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded for related tax positions taken on returns filed for open years 2018-2020, or expected to be taken in year 2021 tax returns.  The Company identifies its major tax jurisdictions as U.S. Federal, New York State and New York City where the Company operates.  The Company is not aware of any tax positions for which is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of March 31, 2022, the Company has no accrued interest or penalties related to uncertain tax positions.

### Furniture and Equipment

Furniture and equipment consists of computers, and furniture and fixtures which are recorded at cost and depreciated over their useful lives of five years. Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized.

### Lease Accounting

The Company adopted the lease accounting guidance in Accounting Standards Update No. 2016-2, *Leases* (Topic 842) ("ASC Topic 842"). The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 month or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company recognizes short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short-term.

**Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)**

**COVID-19**

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The Company's business operations and revenue sources have not been significantly impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

**Note 2 – Fair Value Measurements of Securities Owned**

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The inputs and methodology used for valuing the following securities are not necessarily an indication of the risk associated with investing in those securities. The Company records money market funds at amortized cost, which is represented by the net asset value and reflects its fair value at March 31, 2022.

| Description | Level 2 | |
|---|---|---|
| Money Market Funds | $ 1,309,266 | Reported as cash equivalents. |

**Note 3 - Furniture and Equipment**

The components of furniture and equipment are as follows:

| | |
|---|---|
| Office equipment | $ 212,412 |
| Furniture and fixtures | 41,269 |
| | 253,861 |
| Less: Accumulated depreciation | (253,861) |
| | $ - 0 - |

As the assets were fully depreciated in a prior year, no depreciation expense was recorded for the year ended March 31, 2022.

## Note 4 - Subordinated Borrowings

The Company amended its existing Subordinated Loan Agreement ("Agreement") on December 28, 2020 with one of its stockholders ("Lender"). Under the terms of this amendment the annual interest rate was reduced to 1% per annum from the original 4% per annum. The Company's existing borrowing of $500,000 from the lender is to be repaid on February 28, 2023 plus interest payable as previously described. The amended Agreement was approved by the FINRA on December 28, 2020.

On December 1, 2021 the Company accepted a second Cash Subordinated Loan in the amount of $500,000 from one of its stockholders bearing interest at the rate of 1% per annum for a term of three years.  The new agreement was approved by the FINRA on December 1, 2021.

Accordingly, the subordinated borrowings are allowable in computing net capital under the SEC's uniform net capital rule.

The Company and the Lender have elected to have all eligible accrued interest payable on the loan considered as additional subordinated capital for purposes of computing net capital, subject to a minimum monthly accrual of $1,000 ($12,000 per annum). In addition, the Agreement automatically suspends repayment of the principal in the event the payment would cause the Company to be in violation of various provisions of Rule 15c3-1.

Subordinated borrowings totaling $1,000,000 approximates fair value. The Company paid interest expense of $8,750 for the year ended March 31, 2022, which is reflected on the Statement of Operations in other expenses.

## Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2022, the Company had net capital of $811,455 which exceeded the requirement of $52,490 by $758,965.  The Company's net capital ratio was 0.97 to 1.

## Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors.  The Company transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.  The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

**Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk (Continued)**

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specific potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specific third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company maintains its cash and cash equivalents at its clearing broker.

**Note 7 – Related Party Transactions**

The Company has two separate Research Exchange Vendor Agreements with an entity (under common ownership) whereby the Company agreed to pay $1,861,660 for the year ended March 31, 2022 for research services pursuant to Section 28 (a) of the Securities and Exchange Commission, and $4,168,273 for market commentary fees. The related entity under common ownership, entered into a second amendment (to the original intercompany expense sharing agreement) with GHCC, dated December 31, 2020. Commencing February 1, 2021, this related entity shall reimburse the Company $10,500 per month ($126,000 annually) reflected as Market letter fees in the statement of operations for the year ended March 31, 2022.  As of March 31, 2022, the Company owed $ 655,795 to the related entity, which is reported as due to related party in the accompanying statement of financial condition.

The Company leases office space from a related entity that is wholly owned by a 50% stockholder of the Company, on a month-to-month basis. Total rent of $39,000 was expensed for the fiscal year ended March 31, 2022.

The Company has entered into four separate written expense reimbursement agreements with certain related parties. In accordance with these agreements, reimbursements to the Company for certain administrative costs from five separate entities totaled $1,318,000; of which $1,020,000 was from three separate entities 99% owned by a 50% stockholder of the Company, $48,000 from one separate entity 100% owned by a 50% stockholder of the Company, and $250,000 was from one related entity under common ownership.

Fees for consulting services paid to one of the stockholders totaled $60,000 for the year ended March 31, 2022, and are reported as a component of professional and consulting fees in the accompanying statement of operations.

**Note 8 – Employee Benefit Plans – 401(k) Plan**

The Company sponsors a non-contributory 401(k) Plan for its employees. This Plan provides for tax-deferred salary deductions for employees meeting certain minimum age and service requirements

**Note 9 – Russia – Ukraine Conflict**

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. The Company's management is continuing to monitor the situation in Ukraine and globally and assessing its potential impact on the Company's operations.

**Note 10 – Subsequent Events**

Management has evaluated subsequent events through June 9, 2022, the date the financial statements were available to be issued.

# GORDON, HASKETT CAPITAL CORPORATION
## SUPPLEMENTAL INFORMATION
## SCHEDULE I
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
## SECURITIES AND EXCHANGE COMMISSION
## MARCH 31, 2022
## (CONFIDENTIAL)

| | | |
|---|---|---|
| Total stockholders' equity | | $ 65,717 |
| Add: | | |
| Borrowings allowable in computation of net capital | | 1,000,000 |
| Deduct: | | |
| Nonallowable assets: | | |
| Market letter fees receivable | $ ( 217,529) | |
| Total nonallowable assets | | (217,529) |
| Net capital before haircuts on securities positions | | 848,188 |
| Haircuts: | | |
| Money market funds | | 26,185 |
| Undue concentration | | 10,548 |
| Net Capital | | 811,455 |
| Minimum net capital requirement 6 2/3% of aggregated indebtedness or minimum of $50,000, whichever is greater | | 52,490 |
| Excess net capital | | $ 758,965 |
| Aggregate indebtedness | | |
| Accounts payable and accrued expenses | | $ 45,000 |
| Deferred revenues | | 86,550 |
| Due to related party | | 655,795 |
| Total aggregate indebtedness | | $ 787,345 |
| Capital ratio - (maximum allowance 15 to 1) | | |
| Ratio of aggregate indebtedness to net capital | | 0.97 to 1 |

There are no material differences between the above computation of net capital and the computation of net capital reported in the Company's corresponding unaudited Form X-17A-5 Part IIA as of March 31, 2022, as amended May nn, 2022.

**GORDON, HASKETT CAPITAL CORPORATION**
SUPPLEMENTAL INFORMATION
SCHEDULE II
EXEMPTIVE PROVISION
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2022
(CONFIDENTIAL)


The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of March 31, 2022 in accordance with Rule 15c3-3(k)(2)(ii).

**RAICH & ENDE MALTER & CO. LLP**

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

100 Campus Drive, Suite 106
Florham Park, NJ 07932
973.267.4200
973.984.9634 (fax)
cpa@rem-co.com

Offices in New York City, Long Island, New Jersey & Cayman Islands

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders of
Gordon, Haskett Capital Corporation
New York, New York

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2022. Management of Gordon, Haskett Capital Corporation (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Gordon, Haskett Capital Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Raich Ende Malter & Co LLP*

**RAICH ENDE MALTER & CO. LLP**
Florham Park, New Jersey
June 9, 2022

**PrimeGlobal** | *An Association of Independent Accounting Firms*

**SIPC-7**
(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

## General Assessment Reconciliation

**SIPC-7**
(36-REV 12/18)

For the fiscal year ended 3/31/22
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

33944 FINRA

GORDON HASKETT CAPITAL CORPORATION
441 LEXINGTON AVENUE-10TH FL
NEW YORK NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
ANDREW EPSTEIN 212-883-0600

2. A. General Assessment (item 2e from page 2) $10,155
   B. Less payment made with SIPC-6 filed (exclude interest) ( 4,498 )
   ______ Date Paid
   C. Less prior overpayment applied ( ______ )
   D. Assessment balance due or (overpayment) 5,657
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $ 5,657
   G. **PAYMENT: √ the box**
   **Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐
   **Total (must be same as F above)** $______
   H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GORDON HASKETT CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the_____ day of_______________, 20____.

______
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
## AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/21
and ending 3/31/22

**Item No.**

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)   $ 8,118,779

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   30,960

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

## ADMINISTRATIVE CHARGES TO AFFILIATES   1,318,000

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.   $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).   $

Enter the greater of line (i) or (ii)

Total deductions   1,348,960

2d. SIPC Net Operating Revenues   $ 6,769,819

2e. General Assessment @ .0015   $ 10,155

(to page 1, line 2.A.)

2

RAICH
ENDE
MALTER CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

100 Campus Drive, Suite 106
Florham Park, NJ 07932
973.267.4200
973.984.9634 (fax)
cpa@rem-co.com

Offices in New York City, Long Island, New Jersey & Cayman Islands

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Gordon, Haskett Capital Corporation
New York, New York

We have reviewed management's statements, included in the accompanying GHCC Exemption Report, in which (1) Gordon, Haskett Capital Corporation identified the following provision of 17 C.F.R. §15c3-3(k) under which Gordon, Haskett Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Gordon, Haskett Capital Corporation stated that Gordon, Haskett Capital Corporation met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) Market letter fees revenue. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Gordon, Haskett Capital Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gordon, Haskett Capital Corporation's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*Raich Ende Malter & Co. LLP*

**RAICH ENDE MALTER & CO. LLP**
Florham Park, New Jersey
June 9, 2022

PrimeGlobal | An Association of Independent Accounting Firms

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-33944 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___04/01/21___ AND ENDING ___03/31/22___

MM/DD/YY                     MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __GORDON HASKETT CAPITAL CORPORATION__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__441 LEXINGTON AVENUE__

(No. and Street)

| __NEW YORK__ | __NY__ | __10017__ |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| MICHAEL E. HASKETT | 212-883-0600 | MHASKETT@GORDONHASKETT.COM |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__RAICHE ENDE MALTER & CO.LLP__

(Name – if individual, state last, first, and middle name)

| __100 CAMPUS DRIVE, SUITE #106__ | __FLORHAM PARK__ | __NJ__ | __07932__ |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| __06/23/04__ | __50__ |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

### FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





**OATH OR AFFIRMATION**

I, MICHAEL E. HASKETT, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GORDON HASKETT CAPITAL CORPORATION, as of MARCH 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CHAIRMAN

[signature]
Notary Public

MARK B. BORTECK
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02BO4626868
Qualified in Westchester County
Commission Expires August 31, 2022

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden hours per response:  12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-33944 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___04/01/21___ AND ENDING ___03/31/22___

                                                MM/DD/YY                                       MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __GORDON HASKETT CAPITAL CORPORATION__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

    441 LEXINGTON AVENUE

(No. and Street)

| NEW YORK | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| MICHAEL E. HASKETT | 212-883-0600 | MHASKETT@GORDONHASKETT.COM |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RAICHE ENDE MALTER & CO.LLP

(Name – if individual, state last, first, and middle name)

| 100 CAMPUS DRIVE, SUITE #106 | FLORHAM PARK | NJ | 07932 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 06/23/04 | | 50 | |
|---|---|---|---|
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

### FOR OFFICIAL USE ONLY

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, MICHAEL E. HASKETT, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GORDON HASKETT CAPITAL CORPORATION, as of MARCH 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CHAIRMAN

[signature]

Notary Public

MARK B. BORTECK
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02BO4626868
Qualified in Westchester County
Commission Expires August 31, 2022

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



**GORDON HASKETT**
CAPITAL CORPORATION
NYSE / FINRA / SIPC

## GHCC EXEMPTION REPORT

Gordon Haskett Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) Market letter fee revenue; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

---

Gordon Haskett Capital Corporation

I, Michael E. Haskett (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Name:   Michael E. Haskett

Title:   Chairman and Managing Registered Principal

Date:   May 23, 2022